

06050340

SE ~~~~~~~ ?MMISSION

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FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 2 6 2006
WASH., D.C. 213

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___10/01/05___ AND ENDING ___09/30/06___
  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Performance Funds Distributor, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3435 Stelzer Road
(No. and Street)

Columbus   OH   43219
  (City)   (State)   (Zip Code)

NAME AND TELEPHONE OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Edward Pike   614-470-8280
                                              (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – if individual, state last, first, middle name)

100 East Broad Street   Columbus   OH   43215
  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 2 9 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must b?
supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Performance Funds Distributor, Inc.

(A wholly owned subsidiary of The BISYS Group, Inc.)

Financial Statements and Supplementary Information

September 30, 2006

OATH OR AFFIRMATION

I, J. Edward Pike, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Performance Funds Distributor, Inc.; as of September 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DIANE R. WENDEL BAKER
Notary Public, State of Ohio
My Commission Expires 8-20-2011

_____
Signature

Financial and Operations Principal
Title

_____
Notary Public

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanations, or the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between Audited and Unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Form.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Statement of Cash Flows.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
Performance Funds Distributor, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of Performance Funds Distributor, Inc. (a wholly owned subsidiary of The BISYS Group, Inc.) (the "Company") at September 30, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in the financial statements, has extensive transactions and relationships with its affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on pages 9 and 10 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

December 22, 2006

Performance Funds Distributor, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)
Statement of Financial Condition
September 30, 2006

Assets		
Cash	$	344,653
Distribution fees receivable		47,626
Prepaid expenses		6,305
Other receivables		6,391
Total assets	$	404,975
Liabilities and Stockholder's Equity		
Liabilities		
Accrued distribution fees	$	36,481
Payable to affiliates		15,486
Accrued professional fees		35,000
Accrued other expenses		1,257
Total liabilities		88,224
Stockholder's equity		
Common stock, $1.00 par value; 1,000 shares authorized, 10 shares issued and outstanding		10
Capital in excess of par value		334,990
Accumulated deficit		(18,249)
Total stockholder's equity		316,751
Total liabilities and stockholder's equity	$	404,975

The accompanying notes are an integral part of these financial statements.

Performance Funds Distributor, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)
Statement of Operations
Year Ended September 30, 2006

Revenue		
Distribution fees	$	386,214
Commissions		48,467
Base distribution fees		75,000
Licenses and fees rebill		4,430
Total revenues		514,111
Expense		
Distribution expense		376,770
Commission expense		45,878
Administrative service fee to affiliate		17,400
Professional fees		47,942
Licenses and fees		5,328
Intangibles tax		1,487
Other expenses		772
Total expenses		495,577
Income before income taxes		18,534
Income taxes		6,785
Net income	$	11,749

The accompanying notes are an integral part of these financial statements.

Performance Funds Distributor, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)
Statement of Changes in Stockholder's Equity
Year Ended September 30, 2006

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balances at September 30, 2005	$ 10	$ 159,990	$ (29,998)	$ 130,002
Net income	-	-	11,749	11,749
Contributed capital	-	175,000	-	175,000
Balances at September 30, 2006	$ 10	$ 334,990	$ (18,249)	$ 316,751

The accompanying notes are an integral part of these financial statements.

4

Performance Funds Distributor, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)
Statement of Cash Flows
Year Ended September 30, 2006

Cash flows from operating activities		
Net income	$	11,749
Adjustments to reconcile net income to net cash		
provided by operating activities		
Increase in distribution fees receivable		(10,710)
Increase in prepaid expenses		(1,160)
Increase in other receivables		(6,391)
Decrease in accrued distribution fees		(435)
Increase in payable to affiliates		40,266
Increase in accrued professional fees		24,600
Increase in accrued other expenses		376
Net cash provided by operating activities		58,295
Cash flows from financing activities		
Capital contribution		175,000
Net cash provided by financing activities		175,000
Net change in cash		233,295
Cash at beginning of year		111,358
Cash at end of year	$	344,653
Supplemental disclosures of cash flow information		
Cash paid during the year for income taxes	$	(2,247)

The accompanying notes are an integral part of these financial statements.

1.   Organization

Performance Funds Distributor, Inc. (the "Company"), a Delaware corporation, is a wholly owned subsidiary of The BISYS Group, Inc. ("BISYS"). The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company serves as distributor and underwriter for Performance Funds Trust (the "Funds") and, as a result, substantially all of the Company's revenues are earned from the Funds or from the sale of the Funds' shares.

2.   Summary of Significant Accounting Policies

Cash
The Company maintains cash deposits in a bank which, from time to time, exceed the amount of deposit insurance available. Management periodically assesses the financial condition of the bank and believes that any potential credit loss is minimal.

Revenue Recognition
Distribution fees represent 12b-1fees paid by the Funds pursuant to the Distribution Agreement (the "Agreement") between the Funds and the Company. Fees earned by the Company are principally determined based on average daily net assets of the Funds and are accrued monthly.

Investors in certain classes of the Funds' shares pay commissions to the Company for the purchase of those shares based on a percentage of the value of the shares purchased. The Company, in turn, pays commissions to the broker-dealers who originated the sales. Commission income is recorded net of commission expense such that net commission income represents commissions earned by the Company as selling broker-dealer.

The Company follows Financial Accounting Standards Board Staff Position No. 85-24-1. Contrary to the net accounting method described above, the implementation of this standard requires the Company to record commission revenue related to the sale of certain back-end load funds and an equal offsetting commission expense when the expense is funded by a third-party financing agent. There was no adjustment to net income or retained earnings as a result of adopting this standard.

Base distribution fees are fees earned from the Funds' investment adviser for providing ongoing management and oversight of distributor activities. These fees are billed and earned monthly. The fee contains a fixed monthly fee plus a variable portion if additional services are provided.

Licenses and fees rebill represent payments made by the Funds' adviser to compensate the Company for certain expenses incurred. The expenses include NASD licensing and advertising review fees.

Distribution Expense
Distribution expense represents 12b-1 fees paid to other broker-dealers which originally sold the Funds' shares that generated the distribution fees pursuant to the Agreement.

Intangibles Tax
The intangibles tax represents a net worth based tax paid by dealers in intangibles in the state of Ohio.

Income Taxes

BISYS and its affiliates file a consolidated Federal income tax return that includes the Company. BISYS apportions Federal income tax expense or benefit among all the affiliates based on their taxable income or loss, using corporate statutory rates, adjusted for the effect of any temporary differences of the Company. There are no state income taxes associated with the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those amounts.

3. Related Party Transactions

During the year ended September 30, 2006, pursuant to a management agreement, BISYS provided various services to the Company such as use of office facilities, equipment, personnel and other administrative services. BISYS charges the Company an administrative service fee for these services designed to cover the costs of providing such services. The amount charged to the Company increased effective July 1, 2006. The administrative service fee would not necessarily be the same if an unrelated party provided these services to the Company.

4. Net Capital Requirement

As a registered broker-dealer engaged in the sale of redeemable shares of registered investment companies and certain other share accounts, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital not exceed 15 to 1. At September 30, 2006, the Company had net capital of $292,132, which was $267,132 in excess of its minimum required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital at September 30, 2006 was 0.30 to 1.

5. Regulatory Compliance

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under subparagraph (k) (1) – all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies and the Company does not handle customer funds.

6. Contracts

The Company has an Agreement with the Funds under which it provides distribution services. The Agreement continues in effect until terminated by either party. The Company receives commissions on sales of certain new Funds' shares and any 12b-1 fees or shareholder servicing fees paid by the Funds for shares sold which are still outstanding.

The Company enters into sales agreements with various other broker-dealers related to the sale of the shares of the Funds. The Company pays these broker-dealers distribution expense (12b-1 fees, shareholder servicing fees or commissions) as outlined in their respective agreements.

The Company has a Distributor Services Agreement with the Funds' investment advisor for which the Company provides ongoing management and oversight of distributor activities. The revenue is realized as base distribution fees. The agreement contains a fixed monthly fee plus a variable portion if additional services are provided. The Agreement continues in effect until terminated by either party.

The Company has an agreement with an affiliate that provides financing services for the commission expense paid to selling broker-dealers related to the sale of B and C shares of the Funds. At September 30, 2006, the affiliate had a balance of $89,207 in deferred expenses for this arrangement.

The Company has an agreement with a third party financing agent with respect to the purchase and sale of B and C shares of certain mutual funds, which have 12b-1 distribution plans and a contingent deferred sales charge feature. Under this agreement, the financing agent pays the Company the amount of the commission due to the selling broker-dealers in exchange for all future contingent deferred sales charges, 12b-1 fees and shareholder servicing fees due the Company from the Funds.

Performance Funds Distributor, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)
Supplemental Schedule—Computation of Net Capital Under Securities and Exchange Commission Rule 15c3-1
September 30, 2006

Total stockholder's equity from statement of financial condition			$	316,751
Deductions for nonallowable assets				
Distribution fees receivable	$	11,923		
Prepaid expenses		6,305		
Other receivable		6,391		24,619
Net capital				292,132
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $25,000)				25,000
Excess net capital			$	267,132
Total aggregate indebtedness			$	88,224
Percentage of aggregate indebtedness to net capital				30%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between the net capital as shown above and the corresponding computation prepared by the Company for inclusion in its unaudited amended Part II FOCUS Report filing as of September 30, 2006, that was filed on December 22, 2006.

Performance Funds Distributor, Inc.

(A wholly owned subsidiary of The BISYS Group, Inc.)

Supplemental Schedule—Determination of Reserve Requirement and Information Relating to Possession or Control Requirements Under Securities and Exchange Commission Rule 15c3-3

September 30, 2006

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under Subparagraph (k)(1)—all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies, and the Company does not handle customer funds.



PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors on Internal Control
Pursuant to Securities and Exchange Commission Rule 17a-5

To the Board of Directors and Stockholder of
Performance Funds Distributor, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of
Performance Funds Distributor, Inc. (a wholly owned subsidiary of The BISYS Group, Inc.) (the
"Company") for the year ended September 30, 2006, we considered its internal control, including
control activities for safeguarding securities, in order to determine our auditing procedures for the
purpose of expressing our opinion on the financial statements and not to provide assurance on internal
control.

Also, as required by Rule 17a-5(g)(1) under the Securities and Exchange Commission ("SEC"), we
have made a study of the practices and procedures followed by the Company, including tests of
compliance with such practices and procedures, that we considered relevant to the objectives stated in
Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under
    Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions
relating to customer securities, we did not review the practices and procedures followed by the
Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the
    recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal
    Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin
    securities of customers as required by Rule 15c3-3.

PRICEWATERHOUSECOOPERS 🖎

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

December 22, 2006